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Hedera Rallies on Canary Capital ETF Launch

Canary Capital launched ETFs for both HBAR and LTC, but HBAR rallied while LTC plunged.



Asset manager Canary Capital launched ETF products for Hedera (HBAR) and Litecoin (LTC) on Oct. 28.

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HBAR rallied 22% on the news to $0.22, putting its market capitalization at $9 billion. While the move marks a 17.5% rise for HBAR over the last week, it is yet to recover from the vicious Oct. 10 altcoin crash.


Hedera Price Chart (USD)
$0.24
$0.22
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$0.14
4. Oct
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20. Oct
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28. Oct

HBAR Chart - CoinGecko

While HBAR rallied on the news, LTC hardly responded and actually fell by as much as 5%. However, it is worth noting that LTC rallied 5% ahead of the news.

"Today, Hedera made history. Hello HBAR ETF, and the next chapter of regulated digital finance. Congratulations to all who made it happen," said Hedera co-founder Mance Harmon on X.

While most altcoins have struggled throughout this market cycle, HBAR is one of the few older altcoins that have outperformed. HBAR is up 302% over the last year after a tough 2023 and 2024. That being said, the coin is still 65% below its previous all-time high of $0.57 set in 2021.

LTC, on the other hand, is up just 35% over the last calendar year, and roughly 100% above its $49 cycle low, which coincided with the FTX collapse. LTC remains 76% below its 2021 high of $410.

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More Crypto ETFs Hit the Market

While BSOL drew the spotlight, it wasn't the only crypto fund to debut this week. On Tuesday, Canary launched two additional spot crypto ETFs, the Canary Litecoin ETF (LTCC) and the Canary HBAR ETF (HBR), marking the first U.S.-listed funds tied to those assets.

Litecoin, created in 2011, was an early fork of Bitcoin and the second cryptocurrency ever launched. Hedera (HBAR), by contrast, competes more directly with platforms like Ethereum and Solana. It uses a hashgraph structure instead of a traditional blockchain and operates under a more centralized governance model.

Both coins are relatively small compared with the market's largest names, with market caps of roughly $8 billion each versus about $100 billion for Solana, $500 billion for Ethereum, and $2.2 trillion for Bitcoin.

The arrival of these ETFs may be just the beginning. A wave of new crypto ETFs is expected to follow under the SEC's recently approved generic listing standards, which make it easier for exchanges to bring crypto ETFs to market without lengthy case-by-case approvals.

+ Follow **Sumit Roy Senior ETF Analyst**

Sumit Roy is the senior ETF analyst for etf.com, where he has worked for 14 years. He creates a variety of content for the platform, including news... View Bio

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HBAR Declines 4% Following ETF Debut as Initial Euphoria Fades

Hedera retreated to $0.1925 despite historic spot ETF launch on Nasdaq as profit-taking offset institutional milestone.

By CD Analytics, Oliver Knight

Updated Oct 30, 2025, 12:13 p.m. Published Oct 30, 2025, 12:13 p.m.


HBAR-USD
24 Hour Chart
0.1939
CoinDesk Data
0.1997
Open
0.2111
High
0.1923
Low
177.65 M
Vol
36.29 M
Vol USD
0.21
0.205
0.2
0.195
18:00
00:00
06:00
12:00

"HBAR falls 4% to $0.1925 with a 19% volume surge post NYSE spot ETF launch as initial... Read More

What to know:

- HBAR fell 3.25% to $0.1925 despite the debut of Canary Capital's spot HBAR ETF on Nasdaq, highlighting a disconnect between institutional milestones and short-term price action.
- Trading volume jumped 19% above the 30-day average, suggesting increased institutional activity and profit-taking after an initial 25% post-announcement rally.

- Technical weakness dominated fundamentals, with key support breaks confirming a bearish shift and signaling potential short-term downside despite long-term adoption momentum.

In This Article

APT	$3.2016 ▾ 7.32%
IMX	$0.4834 ▾ 5.04%
STRK	$0.1159 ▾ 2.85%

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-283135
October 30, 2025

Hedera's native token, HBAR, fell 3.25% to $0.1925 over the 24-hour period ending October 30, despite the launch of its first U.S.-listed exchange-traded fund.

The selloff followed Canary Capital's spot HBAR ETF debut on the Nasdaq, a milestone for non-Bitcoin digital assets.

The token initially rallied more than 25% after the announcement, but enthusiasm quickly faded as profit-taking set in. The ETF, trading under the ticker HBR, recorded about $8 million in first-day volume, underscoring solid institutional interest despite short-term price weakness.

While the ETF marked a regulatory and institutional breakthrough for Hedera, technical factors overshadowed fundamentals. HBAR broke through key support levels, confirming bearish momentum and triggering accelerated selling pressure.

Free Writing Prospectus
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October 30, 2025

Market data suggests the decline was part of a broader pattern of controlled selling across digital assets. Elevated trading volumes, nearly 20% above normal levels, indicate that larger players may have been locking in profits from the ETF-driven rally.



HBAR/USD (TradingView)

Key Technical Levels Signal Continued Pressure for HBAR

Support/Resistance

- Critical support at $0.2040 broke during the 24-hour period.
- New resistance formed in the $0.2070–$0.2080 zone after multiple rejections.

Volume Analysis

- Strong selling pressure with 261.2M tokens traded, 87% above the 24-hour average.
- Most significant volume activity occurred on 30 October at 04:00 as price broke key technical levels.

Chart Patterns

- Bearish trend established with successive lower highs from the $0.2114 peak.
- Total range of $0.0203 (9.9%); price collapsed from $0.194 to $0.192 amid massive volume spikes.

Targets & Risk/Reward

- 60-minute analysis indicates further downside toward $0.190.
- Momentum indicators show severely oversold conditions, confirming accelerated institutional selling.

Disclaimer: *Parts of this article were generated with the assistance from AI tools and reviewed by our editorial team to ensure accuracy and adherence to* *our standards. For more information, see CoinDesk's full AI Policy.*